Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

LOULO-GOUNKOTO SETS SIGHTS ON ANOTHER BIG YEAR AS MORILA LEGACY PROJECT TAKES SHAPE

Morila, Mali, Tuesday 25 April 2017 - The Morila operation continues to deliver value in its post-mining phase while progressing plans to develop the site into a commercial agricultural hub after its closure in 2019, Randgold Resources chief executive Mark Bristow said at an on-site media briefing today.

The Morila mine, which has since October 2000 produced more than 6Moz of gold and distributed more than $2 billion to stakeholders, is currently processing tailings and returning them to the open pit as part of its self-funding closure strategy. Its self-funding capacity will be boosted by the development of the Domba satellite deposit which has now been approved by the local community and the final environmental certification is now awaited. Mining at Domba is scheduled to start after this rainy season.

To offset the economic impact of its closure, Morila has to date spent $2 million on an initiative designed to convert the post-rehabilitation site with its remaining infrastructure into a 3 000 hectare agricultural zone or agripole, which it is estimated will directly benefit some 50 000 local residents. The initiative is now being shared with the Songhai group, which has successfully rolled out similar projects in other African countries. The object is for a combined Songhai and Morila/Randgold team to develop a plan to compete a feasibility study and business plan which will be presented for approval by the shareholders and endorsement by the Malian government.

Turning to Randgold’s other Malian operation, Bristow said after its solid 2016 performance, the Loulo-Gounkoto complex was now on track to achieve its 2017 production guidance of 690 000 ounces of gold despite some industrial action in the first quarter of the year.

“Supported by the extensions at Gara, within the Loulo lease, and the approval of the Gounkoto super pit, the complex last year replaced all the gold that it mined. The focus now is on finding additional resources to extend the operation’s life, but as things stand it is well placed to sustain an annual production rate in excess of 600 000 ounces for at least the next 10 years,” he said.

A number of new high grade targets had been identified along the extensive geological structures that host the main deposits on the Loulo and Gounkoto leases, and the exploration team was also looking at some exciting opportunities to the north of the main Gara orebody as well as extensions to other orebodies.

In the meantime, Randgold has engaged with the Malian fiscal administration to reach an amicable settlement of the disputes related to the Randgold group companies.

Bristow said given Randgold’s long history of constructive partnership with the Malian government he was confident the matter would be resolved within the framework of the mining conventions granted to the group.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.